THE CASH STORE FINANCIAL SERVICES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended June 30, 2012

(unaudited) (restated)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except share and per share amounts)

(unaudited)

	Three Months Ended		Nine Months Ended
	June	June	June	June
	2011	2012	2011	2012
	Restated	Restated	Restated	Restated
	Note 3	Note 3	Note 3	Note 3
REVENUE
Loan fees	$33,944	$36,204	$103,071	$99,641
Other income - Note 7	14,985	12,454	39,651	36,954
	48,929	48,658	142,722	136,595

OPERATING EXPENSES
Salaries and benefits	17,002	16,493	50,033	51,021
Retention payments	6,775	554	20,542	9,382
Selling, general and administrative	6,128	5,725	18,065	18,620
Rent	4,647	4,719	13,722	14,396
Advertising and promotion	1,367	1,212	4,448	3,965
Provision for loan losses - Note 6	662	10,104	1,979	21,570
Depreciation of property and equipment	1,710	1,675	5,058	5,236
	38,291	40,482	113,847	124,190
OPERATING MARGIN	10,638	8,176	28,875	12,405

CORPORATE AND OTHER EXPENSES
Corporate expenses	4,803	5,394	13,103	17,046
Interest expense	157	4,536	453	7,773
Depreciation of property and equipment	193	100	857	687
Amortization of intangible assets	263	1,670	687	3,170
Branch closure costs - Note 8	-	908	-	908
Impairment of property and equipment - Note 9	-	-	-	3,017
Class action settlements	-	-	368	(69)
Premium paid to acquire the loan portfolio - Note 4	-	-	-	36,820
INCOME (LOSS) BEFORE INCOME TAXES	5,222	(4,432)	13,407	(56,947)

PROVISION FOR INCOME TAXES - NOTE 13
Current (recovery)	1,952	(226)	4,700	(796)
Deferred (recovery)	(146)	(635)	42	(12,380)
	1,806	(861)	4,742	(13,176)

NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	$3,416	$(3,571)	$8,665	$(43,771)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - Note 16
Basic	17,338,749	17,430,880	17,207,307	17,426,276
Diluted	17,677,463	17,430,880	17,630,413	17,426,276

BASIC EARNINGS (LOSS) PER SHARE
Net income (loss) and comprehensive income (loss)	$0.20	$(0.20)	$0.50	$(2.51)

DILUTED EARNINGS (LOSS) PER SHARE
Net income (loss) and comprehensive income (loss)	$0.19	$(0.20)	$0.49	$(2.51)

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian Dollars)
(unaudited)

	September 30	June 30
	2011	2012
	Restated	Restated
	Note 3	Note 3
ASSETS

Current Assets
Cash - Note 5	$19,291	$17,210
Consumer loans receivable, net - Note 6	4,781	45,484
Other receivables - Note 7	12,575	22,728
Prepaid expenses and other assets	3,318	2,622
Income taxes receivable	-	1,693
Deferred tax assets	3,012	14,069
	42,977	103,806

Long term receivable - Note 7	681	520
Deposits and other assets	857	1,068
Deferred tax assets	2,424	682
Deferred financing costs	1,052	7,806
Property and equipment, net of accumulated depreciation of $30,216 and $34,074 - Note 9	25,589	33,728
Intangible assets, net of accumulated amortization of $2,908 and $5,858 - Note 10	10,578	39,888
Goodwill	39,133	39,685
	$123,291	$227,183

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable	$1,795	$848
Accrued liabilities - Note 11 and 12	27,742	43,909
Income taxes payable	138	6
Current portion of deferred revenue	1,194	1,000
Current portion of deferred lease inducements	490	527
Current portion of obligations under capital leases	659	775
	32,018	47,065

Deferred revenue	4,917	4,167
Deferred lease inducements	1,082	998
Obligations under capital leases	636	1,063
Long term debt - Note 14	-	137,581
Deferred tax liabilities	2,356	2,378
	41,009	193,252

SHAREHOLDERS' EQUITY
Share capital - Note 15	46,149	46,257
Additional paid-in capital	4,178	4,712
Retained earnings (deficit)	31,955	(17,038)
	82,282	33,931
	$123,291	$227,183

Contingencies - Note 17

Subsequent event - Note 20

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands of Canadian Dollars)

(unaudited) (restated)

	Common Shares	Additional Paid- in Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
			Restated	Restated
			Note 3	Note 3

Balance, September 30, 2010	$43,468	$3,981	$29,305	$76,754
Net income and comprehensive income	-	-	10,579	10,579
Dividends to common shareholders	-	-	(7,929)	(7,929)
Issuance of common shares	2,681	(589)	-	2,092
Stock-based compensation expense	-	786	-	786
Total of other equity movements	2,681	197	(7,929)	(5,051)
Balance, September 30, 2011	$46,149	$4,178	$31,955	$82,282
Net loss and comprehensive loss	-	-	(43,771)	(43,771)
Dividends to common shareholders		-	(5,222)	(5,222)
Issuance of common shares	108	(41)	-	67
Stock-based compensation expense		575	-	575
Total of other equity movements	108	534	(5,222)	(4,580)
Balance, June 30, 2012	$46,257	$4,712	$(17,038)	$33,931

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian Dollars)

(unaudited)

	Three Months Ended		Nine Months Ended
	June 30, 2011	June 30, 2012	June 30, 2011	June 30, 2012
	Restated	Restated	Restated	Restated
	Note 3	Note 3	Note 3	Note 3
Cash provided by (used in):

OPERATING ACTIVITIES
Net income (loss)	$3,416	$(3,571)	$8,665	$(43,771)
Items not affecting cash:
Depreciation of property and equipment	1,906	1,775	5,914	5,923
Amortization of intangible assets	263	1,670	687	3,170
Impairment of assets - Note 9	-	-	-	3,017
Provision for loan losses - Note 6	662	10,104	1,979	21,570
Premium paid to acquire the loan portfolio - Note 4	-	-	-	36,820
Stock-based compensation	173	189	570	575
Accretion of long-term debt discount and amortization of deferred financing costs	-	545	-	898
Deferred income taxes	(146)	(635)	42	(12,380)

Change in non-cash working capital:
Consumer loans receivable since acquisition, net - Note 6	(68)	(13,123)	(1,671)	(12,258)
Other receivables and long-term receivables	(632)	(3,067)	(3,357)	(9,993)
Prepaid expenses, deposits and other assets	39	(188)	(86)	485
Income taxes receivable	-	(198)	2,136	(1,693)
Accounts payable and accrued liabilities	(726)	12,950	(2,610)	14,747
Income taxes payable	1,330	(1)	(2,116)	(132)
Deferred revenue	(283)	(250)	(792)	(944)
Deferred lease inducements	(44)	(185)	161	(47)
	5,890	6,015	9,522	5,987

INVESTING ACTIVITIES
Purchase of consumer loans portfolio - Note 4	-	-	-	(27,235)
Premium paid to acquire the loan portfolio - Note 4	-	-	-	(36,820)
Business acquisitions	-	-	(25)	-
Cash restricted for class action facilitation and other - Note 5	-	-	-	3,157
Purchase of intangible assets	(52)	(95)	(595)	(29,955)
Purchase of property and equipment	(1,492)	(332)	(5,417)	(2,766)
	(1,544)	(427)	(6,037)	(93,619)

FINANCING ACTIVITIES
Repayment of obligations under capital leases	(164)	(26)	(477)	(440)
Proceeds from issuance of senior secured notes - Note 14	-	-	-	102,577
Deferred financing costs	-	(902)	-	(8,274)
Dividends paid on common shares	(2,084)	(1,040)	(5,856)	(5,222)
Issuance of common shares	1,381	17	2,048	67
	(867)	(1,951)	(4,285)	88,708

INCREASE (DECREASE) IN UNRESTRICTED CASH	3,479	3,637	(800)	1,076
UNRESTRICTED CASH, BEGINNING OF PERIOD	15,360	10,473	19,639	13,034
UNRESTRICTED CASH, END OF PERIOD	$18,839	$14,110	$18,839	$14,110

Supplemental cash flow information:
Interest paid	$42	$36	$120	$169
Interest received	9	1	22	4
Income taxes paid (inclusive of tax refunds)	616	30	4,671	1,086
Non-cash investing and financing activities:
Addition of capital lease obligations	$90	$344	$355	$982
Addition of consumer loans portfolio in exchange for senior secured notes	-	-	-	22,779
Addition of property and equipment by means of asset construction - Note 14	-	622	-	11,810

See accompanying notes to the interim consolidated financial statements

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012, AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Explanatory Note

These interim consolidated financial statements as initially reported have been amended and restated to correct for certain errors. Refer to Note 3 for a description of the nature and amount of the restatement adjustments.

Nature of Business

The Cash Store Financial Services Inc. (the “Company”) operates under two branch banners: Cash Store Financial and Instaloans, who act as brokers and lenders to facilitate short-term advances and provide other financial services, to income-earning consumers. As at June 30, 2012, the Company operated 529 branches in Canada and 25 branches in the United Kingdom for a total of 554 (June 30, 2011 – 582) branches. The Company has operations in Canada and the United Kingdom.

The Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  The Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Note 1 – Summary of Significant Accounting Policies

(a)	Basis of Presentation

As a Canadian-based company, the Company historically prepared its consolidated financial statements in conformity with accounting principles generally accepted in Canada (“CGAAP”) and also provided reconciliation to United States generally accepted accounting principles (“U.S. GAAP”) under Item 18 of Form 20-F.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants previously announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (“IFRS”) for years beginning on or after January 1, 2011. However, National Instrument 52-107 allows Securities and Exchange Commission (“SEC”) registrants, such as the Company, to file financial statements with Canadian securities regulators that are prepared in accordance with U.S. GAAP. As such, the Company has decided to adopt U.S. GAAP instead of IFRS as its primary basis of financial reporting commencing in the current fiscal year.

The decision to adopt U.S. GAAP was also made to enhance communication with shareholders and improve the comparability of financial information reported with competitors and peer group. The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with U.S. GAAP. All comparative financial information contained herein has been revised to reflect the Company’s results as if they had been historically reported in accordance with U.S. GAAP. These interim consolidated financial statements do not include all information and footnotes required by U.S. GAAP for annual financial statements and should be read in conjunction with the Company’s audited restated consolidated financial statements for the year ended September 30, 2011 filed with Canadian securities regulators and the Company’s restated Annual Report on Form 40-F/A for the fiscal year ended September 30, 2011 filed with the SEC. In prior periods, consolidated financial statements were prepared in accordance with CGAAP and reconciled to U.S. GAAP under Item 18 of Form 20-F.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012, AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 1 – Summary of Significant Accounting Policies (continued)

(a)	Basis of Presentation (continued)

As disclosed in Note 28 of the audited restated consolidated financial statements for the year ended September 30, 2011, there were no recognition and measurement differences between CGAAP and U.S. GAAP.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results of operations for the three months ended June 30, 2012 are not necessarily indicative of the results that may be expected for a full fiscal year.

All figures are presented in Canadian dollars, unless otherwise disclosed.

(b)	Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Certain estimates, such as those related to the allowance for consumer loan losses, valuation of acquired loans, property and equipment, impairment of property and equipment, goodwill and intangible assets, income taxes, and accrued liabilities related to the class action lawsuits, depend upon subjective or complex judgments about matters that may be uncertain, and changes in those estimates could materially impact the consolidated financial statements. Actual results could differ from those estimates made by management.

(c)	Revenue Recognition

Revenue arising from direct lending of short-term advances to customers is recognized on a constant yield basis ratably over the term of the related loan. Direct loan origination costs are deferred and recognized as a reduction in the yield of the related loan over its life. For loans the Company originates on its own behalf, the Company charges interest on loans until they are determined to be in default status by management.

Revenue from the Company’s cheque cashing, money transfer, bill payment and other miscellaneous services is recognized when the transactions are completed at the point-of-sale in the branch and the related fee charged by the Company has been received. Revenue from banking and non-sufficient funds fees are recognized when collected. Revenue from each of these sources is recorded in other income in the statement of operations. Included in other income is income whereby the Company acts as an agent on behalf of other third-party providers, which includes revenue from banking services, money transfers, bill payment services, and insurance products.

Revenue arising from brokering short-term advances for customers is recognized once all services have been rendered, all advance amounts have been received by the customer, and the brokerage fee has been received by the Company. Revenue from this source is recorded in loan fees in the statement of operations.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012, AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 1 – Summary of Significant Accounting Policies (continued)

(d)	Retention Payments

When the Company acts as a broker on behalf of income earning consumers seeking short-term advances, the funding of short-term advances is provided by independent third-party lenders. The advances provided by the third- party lenders are repayable by the customer to the third-party lenders and represent assets of the lenders; accordingly, they are not included on the Company’s balance sheet.

To facilitate the short term advance business, the Company has entered into agreements with third-party lenders who are prepared to consider lending to the Company’s customers. Pursuant to these agreements, the Company provides services to the lenders related to the collection of documents and information as well as loan collection services. Under the terms of the Company’s agreements with third party lenders, responsibility for losses suffered on account of uncollectible loans rests with the third-party lender, unless the Company has not properly performed its duties as set forth under the terms of the agreement. The significant duties under the terms of the agreements generally include ensuring that any proposed loan was applied for through an authorized outlet, ensuring each potential customer meets the loan selection criteria as set forth by the third-party lender prior to approval and release of funding, satisfying the documentation requirements in a full and timely manner, providing loan management services throughout the term of the loan, and providing collection services on behalf of the third-party lender for all loans funded which are not paid in full by the due date, all of which while ensuring information system integrity is maintained. In the event the Company does not properly perform its duties and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that the Company has a liability under the agreement.

The Company’s board of directors (“Board of Directors”) regularly approves a resolution which authorizes management to pay a maximum amount of retention payments per quarter to third-party lenders as consideration to those lenders that continue to be willing to fund advances to the Company’s customers. While the third-party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to lessen the impact of loan losses experienced by the third-party lenders. Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors.

(e)	Provision for Loan Losses

Loans in default consist of direct lending consumer loans originated by the Company which are past due. The Company defines a past due or delinquent account whereby payment has not been received in full from the customer on or before the maturity date of the loan. A provision for loan losses is recorded when the Company no longer has reasonable assurance of timely collection of the full amount of principal and interest. In determining whether the Company will be unable to collect all principal and interest payments due, the Company assesses relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to the Company, historical percentages of loans written off, current collection patterns and other current economic trends. The provision for loan losses reduces the carrying amount of consumer loan receivables to their estimated realizable amounts. The provision is reviewed monthly, and any additional provision as a result of historical loan performance, current and expected collection patterns and current economic trends is included in the provision for the loan losses at that time. If the loans remain past due for an extended period of time, an allowance for the entire amount of the loan is recorded and the loan is ultimately written off. The Company’s policy for charging off uncollectible consumer loans is to write the loan off when a loan remains in default status for an extended period of time without any extended payment arrangements made. Loans to customers who file for bankruptcy are written off upon receipt of the bankruptcy notice. Recoveries on previous amounts written off are credited against the allowance for consumer loan losses.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012, AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 1 – Summary of Significant Accounting Policies (continued)

(f)	Stock Based Compensation

The Company has a stock based compensation plan, which is described in Note 15. The Company accounts for all stock based compensation payments that are settled by the issuance of equity in accordance with a fair value-based method of accounting. Stock based compensation awards are recognized in the financial statements over the period in which the related services are rendered, which is usually the vesting period of the option, or as applicable, over the period to the date an employee is eligible to retire, whichever is shorter, with a corresponding increase recorded in contributed surplus. The fair value is calculated using the Black-Scholes option-pricing model. When options are exercised, the proceeds received by the Company, together with the amount in additional paid-in capital associated with the exercised options, are credited to share capital.

(g)	Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during each reporting period. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised, and that proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

(h)	Consumer Loans Receivable

Unsecured short-term and longer-term advances that the Company originates on its own behalf are reflected on the balance sheet in consumer loans receivable. Consumer loans receivable are reported net of a provision as described in “Provision for Loan Losses”.

(i)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantive enactment date. A valuation allowance is recorded against any deferred income tax assets if it is more likely than not that the asset will not be realized.

(j)	Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, other receivables, consumer loans receivables less any allowance for loan losses, accounts payable and accrued liabilities, all of which are short-term in nature and their fair value (a level 2 measurement) approximates their carrying value. The fair value of obligations under capital leases and secured senior notes are determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using a rate which takes into account the Company’s spread for credit risk for similar terms and types of debt arrangements.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012, AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 1 – Summary of Significant Accounting Policies (continued)

(k)	Long Term Investments

The Company has long-term investments in The Cash Store Australia Holdings Inc. and RTF Financial Holdings Inc. The Company accounts for its long-term investments under the equity method of accounting as it has significant influence over the strategic operating, investing and financing activities due to board representation and management involvement in day to day operations. The aggregate quoted market value of the Company’s investment in the Cash Store Australia Holdings Inc. is $660. No aggregate quoted market value of the Company’s investment in RTF Financial Holdings Inc. exists as the company is not publicly traded. As at June 30, 2012, the carrying value of both investments were $nil (June 30, 2011 - $nil). The amounts receivable related to these investee corporations is discussed in Note 7.

(l)	Property and Equipment

Property and Equipment are recorded at cost. Depreciation is recorded using the rates and methods outlined in the table below.

	Rate	Method
Computer hardware	25%	Straight-line
Computer software	20%	Straight-line
Fixtures, furniture, and equipment	20%	Straight-line
Signs	20%	Straight-line
Buildings	4%	Straight-line
Vehicles	20%	Straight-line

Leasehold improvements are depreciated based on the straight-line basis over the shorter of the lease term, including renewal options that are reasonably assured and the estimated useful life of the asset.

(m)	Intangible Assets

Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their fair values.

Both internal and external costs incurred to purchase and develop computer software are capitalized after the preliminary project stage is completed and management authorizes the computer software project.

Intangible assets with finite useful lives are amortized over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually on July 1st of each year, or more frequently if events or changes in circumstances indicate that such assets might be impaired.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012, AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 1 – Summary of Significant Accounting Policies (continued)

(m)	Intangible Assets (continued)

The amortization methods and estimated useful lives of intangible assets, which are reviewed annually, are as follows:

Customer list, contracts and relationships	Straight-line – 3 years
Computer software	Straight-line – 5 years
Non-compete agreements	Term of the agreements
Supplier relationships	Straight-line – 7 years
Brand name	Indefinite life

(n)	Goodwill

Goodwill represents the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the business combination. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

Goodwill is not amortized and is tested for impairment annually on July 1st of each year, or more frequently if events or changes in circumstances indicate it may be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it were the purchase price.

When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

(o)	Accounting for the Impairment of Long-Lived Assets

Long-lived assets and identifiable intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the carrying amount of a group of assets to the sum of future undiscounted cash flows expected to be generated from the use and eventual disposition of the group of assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the group of assets exceeds the fair value of the group of assets. Any assets to be disposed of by sale are reported at the lower of carrying amount or fair value less costs to sell. Such assets are not depreciated while they are classified as held-for-sale.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012, AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 1 – Summary of Significant Accounting Policies (continued)

(p)	Deferred Financing Costs

Underwriting, legal and other direct costs incurred in connection with the issuance of debt not measured under the fair value option are presented as deferred financing costs. The deferred financing costs is amortized over the term of the related debt using the effective interest method and is included as interest expense.

(q)	Operating Expenses

The direct costs incurred in operating the Company’s business have been classified as operating expenses. These costs include salaries and benefits of store and regional employees, retention payments, rent expense, provision for loan losses, advertising, depreciation of store property and equipment, and other costs incurred by the stores. Corporate expenses incurred by the Company are excluded from operating expenses, and include salaries and benefits of corporate employees, professional fees and legal costs.

Note 2 – Changes in Accounting Policies and Practices

The following Standards were adopted for the nine month period ended June 30, 2012:

In 2010, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-13, “Effect of Denominating the Exercise Price of a Share-Based Award in the Currency of the Market in Which the Underlying Equity Security Trades a consensus of the FASB Emerging Issues Task Force (Issue No. 09-J).” The Task Force reached a consensus that an employee share-based payment with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trade should be considered an equity classified award assuming all other criteria for equity classification are met. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning, on or after December 15, 2010. The adoption of the provisions of ASU No. 2010-13 did not have a material impact on the Company’s consolidated financial statements.

In December 2010, FASB issued ASU No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”. The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2010. The adoption of the provisions of ASU No. 2010-28 did not have a material impact on the Company’s financial statements.

In December 2010, FASB issued ASU No. 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations”. The objective of this is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The Task Force reached a consensus that if an entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. This ASU is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of the provisions of ASU No. 2010-29 did not have a material impact on the Company’s financial statements.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012, AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 2 – Changes in Accounting Policies and Practices (continued)

In May 2011, FASB issued ASU No. 2011-04 “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs.” This ASU was issued concurrently with IFRS 13, Fair Value Measurements, to provide largely identical guidance about fair value measurement and disclosure requirements. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS 13. The Company is required to apply the ASU prospectively for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. In the period of adoption, a reporting entity will be required to disclose a change, if any, in valuation technique and related inputs that result from applying the ASU and to quantify the total effect, if practicable. The adoption of the provisions of ASU 2011-04 did not have a material impact on the Company’s financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In June 2011, FASB issued ASU No. 2011-05 “Comprehensive Income: Presentation of Comprehensive Income.” This ASU increases the prominence of other comprehensive income in financial statements. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company is evaluating the impact of the adoption of the provisions of ASU No. 2011-05 on its consolidated financial statements.

In September 2011, FASB issued ASU No. 2011-08 “Intangibles – Goodwill and Other”. This ASU will allow companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. This guidance will be effective for the Company’s fiscal year ending September 30, 2012, with early adoption permitted. The Company is evaluating the impact of the adoption of the provisions of ASU No. 2011-08 on its consolidated financial statements.

In January 2012, FASB issued ASU No. 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU No. 2011-05.” This ASU defers the effective date of the requirement to present separate line items on the income statement for reclassification adjustments of items out of accumulated other comprehensive income into net income under ASU No. 2011-05.  The deferral is temporary until FASB reconsiders the operational concerns and needs of financial statement users.  No timetable has been established for this reconsideration.  Entities are still required to present reclassification adjustments within other comprehensive income either on the face of the statement that reports other comprehensive income or in the notes to the financial statements. The Company is evaluating the impact of the adoption of the provisions of ASU No. 2011-12 on its consolidated financial statements.

In July 2012, FASB issued ASU No. 2012-02 “Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment”. This ASU attempts to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. The amendments permit an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with “Intangibles – Goodwill and Other – General Intangibles Other than Goodwill (Subtopic 350-30)”. The Company is evaluating the impact of the adoption of the provisions of ASU No. 2012-02 on its consolidated financial statements.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012, AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 3 – Restatement of Previously Reported Results

The interim unaudited consolidated financial statements for the three and nine months ended June 30, 2012 as initially reported have been amended and restated to correct for the following errors:

A.	Restatement 1 (originally filed on December 28, 2012)

(a)	Allocation of the total consideration paid for the acquisition of the portfolio of consumer loans from third-party lenders:

i.	The computation of collection rates used as a basis to estimate expected future cash flows of the acquired loans contained errors. The correction of these errors resulted in an acquisition date fair value of the portfolio of loans acquired of $50,014 as compared to $70,334 as originally reported.

ii.	The previously disclosed fair value of intangible assets acquired of $49,936 has been amended to $32,024 as a result of a re-allocation of consideration in excess of the fair value of intangible assets to the premium paid to acquire the portfolio of loans.

iii.	The Company has recognized $36,820 of the total consideration paid as a premium paid to acquire the portfolio of loans. In accordance with GAAP the Company determined that this portion of the transaction settled pre-existing relationships between the Company and third-party lenders. Accordingly, the premium paid to acquire the portfolio of loans was measured at its fair value and recorded as an expense in the consolidated statement of operations as part of the acquisition transaction.

iv.	The resulting deferred tax liability recorded on acquisition has been amended to $2,524 from $3,936.

The corrected purchase price allocation is disclosed in Note 4.

(b)	Provision for loan losses:

The Company determined that its provision for loan losses was understated as a result of an error. Accordingly, the Company has recorded an additional expense of $3,691 and $7,002 respectively for the three and nine months ended June 30, 2012.

(c)	Other amounts:

The Company has corrected other immaterial errors for the three and nine months ended June 30, 2012.

The Company originally filed its interim unaudited consolidated financial statements for the three and nine months ended June 30, 2012 on August 13, 2012. As a result of the errors described above, the Company restated its interim unaudited consolidated financial statements for the three and nine months ended June 30, 2012, and these were originally filed on December 28, 2012

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012, AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 3 – Restatement of Previously Reported Results (continued)

B.	Restatement 2

a)	The financial statements have been amended and restated to correct for an error resulting from the misunderstanding of the settlement terms and conditions of the March 5, 2004 British Columbia Class Action claim, which resulted in the application of an accounting principle to measure and record the liability as at September 30, 2010 and subsequent reporting periods, that was not appropriate in the circumstances. The restatement impacts the year ended September 30, 2011 and the fifteen months ended September 30, 2010. The restatement resulted in a reduction in net income in the fifteen months ended September 30, 2010 of $6,601 and an increase in net income in the year ended September 30, 2011 of $1,537.

b)	Independent of the restatement outlined in Note 3 B. a) above, we have also restated Note 18(c) Related Party and Other Transactions - Third party Lenders, to reflect updated related party transactions for related parties previously identified and disclosed.

c)	Independent of the restatement outlined in Note 3 B. a) above, we have also restated Note 20(c) Subsequent Events - Special Investigation, to reflect an update to a previously disclosed subsequent event and added Note 20(b)(vi) to disclose a subsequent event.

Effects of the restatements

The tables below present the effect of the financial statement adjustments related to the restatement of our previously reported financial statements as of and for the three and nine month periods ended June 30, 2012.

The effect of the restatement on the interim consolidated statement of operations and comprehensive income (loss) for the three and nine months ended June 30, 2012 is as follows:

	Three Months Ended June 30 2012				Nine Months Ended June 30 2012
	Originally	Adjustments for	Adjustments for		Originally	Adjustments for	Adjustments for
	Reported	restatement 1	restatement 2	Restated	Reported	restatement 1	restatement 2	Restated

Other income	$12,183	$271	$-	$12,454	$38,701	$(1,747)	-	$36,954
Selling, general and administrative	6,200	(475)	-	5,725	19,581	(961)	-	18,620
Provision for loan losses	6,413	3,691	-	10,104	14,568	7,002	-	21,570
OPERATING MARGIN (LOSS)	11,121	(2,945)	-	8,176	20,193	(7,788)	-	12,405
Corporate expenses	5,427	(33)	-	5,394	16,828	218	-	17,046
Interest expense	4,355	-	181	4,536	7,247	-	526	7,773
Amortization of intangible assets	2,766	(1,096)	-	1,670	4,470	(1,300)	-	3,170
Class action settlements	-	-	-	-	-	-	(69)	(69)
Premium paid to acquire the loan portfolio	-	-	-	-	-	36,820	-	36,820
INCOME (LOSS) BEFORE INCOME TAXES	(2,435)	(1,816)	(181)	(4,432)	(12,964)	(43,526)	(457)	(56,947)
PROVISION FOR INCOME TAXES - Current (recovery)	1,325	(1,551)	-	(226)	1,800	(2,596)	-	(796)
PROVISION FOR INCOME TAXES - Deferred (recovery)	(1,774)	1,187	(48)	(635)	(3,389)	(8,826)	(165)	(12,380)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	(1,986)	(1,452)	(133)	(3,571)	(11,375)	(32,104)	(292)	(43,771)

BASIC EARNINGS PER SHARE	$(0.11)	$(0.09)	$-	$(0.20)	$(0.65)	$(1.84)	$(0.02)	$(2.51)
DILUTED EARNINGS PER SHARE	(0.11)	$(0.09)	-	(0.20)	(0.65)	$(1.84)	(0.02)	(2.51)

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012, AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 3 – Restatement of Previously Reported Results (continued)

The effect of the restatement on the interim consolidated statement of operations and comprehensive income (loss) for the three and nine months ended June 30, 2011 is as follows:

	Three Months Ended June 30 2011			Nine Months Ended June 30 2011
	Originally	Adjustments for		Originally	Adjustments for
	Reported	restatement 2	Restated	Reported	restatement 2	Restated

Interest expense	$-	$157	$157	$-	453	$453
Class action settlements	3,206	(3,206)	-	3,206	(2,838)	368
INCOME (LOSS) BEFORE INCOME TAXES	2,173	3,049	5,222	11,022	2,385	13,407
PROVISION FOR INCOME TAXES - Current	1,952	-	1,952	4,700	-	4,700
PROVISION FOR INCOME TAXES - Deferred (recovery)	(934)	788	(146)	(685)	727	42
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	1,155	2,261	3,416	7,007	1,658	8,665

BASIC EARNINGS PER SHARE	$0.07	$0.13	$0.20	$0.41	$0.09	$0.50
DILUTED EARNINGS PER SHARE	0.07	0.12	0.19	0.40	0.09	0.49

The effect of the restatement on the interim consolidated balance sheet as at June 30, 2012 and September 30, 2011 is as follows:

	September 30 2011				June 30 2012
	Originally	Adjustments for	Adjustments for		Originally	Adjustments for	Adjustments for
	Reported	restatement 1	restatement 2	Restated	Reported	restatement 1	restatement 2	Restated

Consumer loans receivable, net	$4,781	$-	$-	$4,781	$73,051	$(27,567)	$-	$45,484
Other receivables	12,575	-	-	12,575	17,230	3,349	2,149	22,728
Income tax receivable	-	-	-	-	-	1,693	-	1,693
Deferred tax tassets (current)	1,528	-	1,484	3,012	4,123	8,297	1,649	14,069
Long term receivable	681	-	-	681	2,669	-	(2,149)	520
Deferred tax assets (non-current)	2,424	-	-	2,424	71	611	-	682
Intangible assets	10,578	-	-	10,578	56,500	(16,612)	-	39,888
Accrued liabilities	21,194	-	6,548	27,742	32,795	4,109	7,005	43,909
Income taxes payable	138	-	-	138	909	(903)	-	6
Deferred tax liabilities (non-current)	2,356	-	-	2,356	3,709	(1,331)	-	2,378
Retained earnings (deficit)	37,019	-	(5,064)	31,955	20,422	(32,104)	(5,356)	(17,038)

The effect of the restatement on the interim consolidated statement of cash flows for the three and nine months ended June 30, 2012 is as follows:

	Three Months Ended June 30 2012				Nine Months Ended June 30 2012
	Originally	Adjustments for	Adjustments for		Originally	Adjustments for	Adjustments for
	Reported	restatement 1	restatement 2	Restated	Reported	restatement 1	restatement 2	Restated

Net loss	$(1,986)	$(1,452)	$(133)	$(3,571)	$(11,375)	$(32,104)	$(292)	$(43,771)
Amortization of intangible assets	2,766	(1,096)	-	1,670	4,470	(1,300)	-	3,170
Provision for loan losses	6,413	3,691	-	10,104	14,568	7,002	-	21,570
Premium paid to acquire the loan portfolio (operating)	-	-	-	-	-	36,820	-	36,820
Deferred income taxes (recovery)	(1,772)	1,185	(48)	(635)	(3,388)	(8,827)	(165)	(12,380)
Consumer loans receivable since acquisition, net	-	(13,123)	-	(13,123)	-	(12,258)	-	(12,258)
Other receivables and long-term receivables	(3,132)	65	-	(3,067)	(6,643)	(3,350)	-	(9,993)
Income taxes receivable	656	(854)	-	(198)	-	(1,693)	-	(1,693)
Accounts payable and accrued liabilities	12,769	-	181	12,950	10,179	4,111	457	14,747
Income taxes payable	696	(697)	-	(1)	771	(903)	-	(132)
Purchase of consumer loans portfolio	(2,281)	2,281	-	-	(82,837)	55,602	-	(27,235)
Premium paid to acquire the loan portfolio (investing)	-	-	-	-	-	(36,820)	-	(36,820)
Purchase of intangible assets	(10,095)	10,000	-	(95)	(46,455)	16,500	-	(29,955)
Proceeds from issuance of senior secured notes (financing)	-	-	-	-	125,356	(22,779)	-	102,577

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012, AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 3 – Restatement of Previously Reported Results (continued)

The effect of the restatement on the interim consolidated statement of cash flows for the three and nine months ended June 30 2011 is as follows:

	Three Months Ended June 30 2011			Nine Months Ended June 30 2011
	Originally	Adjustments for		Originally	Adjustments for
	Reported	restatement 2	Restated	Reported	restatement 2	Restated

Net income (loss)	$1,155	$2,261	$3,416	$7,007	$1,658	$8,665
Deferred income taxes (recovery)	(934)	788	(146)	(685)	727	42
Other receivables and long-term receivables	(632)	-	$(632)	(2,557)	(800)	(3,357)
Accounts payable and accrued liabilities	2,323	(3,049)	(726)	(1,025)	(1,585)	(2,610)

Note 7(a), 11, 12(a), and 13 have been restated to reflect the related note disclosures.

Note 4 – Acquisition of Consumer Loans Portfolio

On January 31, 2012, the Company acquired a portfolio of consumer loans from third-party lenders for total consideration of $116,334. At the date of acquisition, the gross contractual principal and income of the acquired loan portfolio was $319,906.

The total consideration paid to third-party lenders was allocated to consumer loans receivable, intangible assets and the premium to acquire the portfolio of loans based on the fair value of each component. The determination of fair value of each component of the transaction was subject to management judgment and estimates of future cash flows, collection rates, forecasts and assumptions that a market participant would use in pricing the components. In accordance with U.S. GAAP the Company determined that the premium paid to acquire the loan portfolio settled pre-existing relationships between the Company and third-party lenders. Accordingly, the premium paid to acquire the loan portfolio was measured at its fair value and recorded as an expense in the consolidated statement of operations as part of the acquisition transaction. The total consideration was allocated as set forth below:

Restated
Note 3
Consumer loan portfolio	$50,014
Non-compete agreement	15,524
Favorable supplier relationships	14,220
Proprietary knowledge	2,280
Premium paid to acquire the loan portfolio	36,820
Deferred tax liability	(2,524)
Total consideration	$116,334

Note 6 and Note 10 separately disclose the June 30, 2012 carrying amount of the acquired loan portfolio and related intangible assets respectively.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012, AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 5 – Cash

The significant components of cash are as follows:

	September 30	June 30
	2011	2012
Cash	$13,034	$14,110
Restricted cash	6,257	3,100
	$19,291	$17,210

As at June 30, 2012, restricted cash includes $3,100 of funds held by a vendor as security related to agency arrangements. As at September 30, 2011, restricted cash included $6,257 in funds to facilitate claims related to the British Columbia class action lawsuit settlement (Note 12 (a)).

Approximately $1,221 (September 30, 2011 - $3,611) of cash was in transit as a result of pre-authorized debit, facilitated by a third-party.

Note 6 – Consumer Loans Receivable

	September 30	June 30
	2011	2012
		Restated
		Note 3
Short-term advances receivable	$6,799	$68,096
Term loans receivable	765	581
Line of credit receivable	-	534
Allowance for consumer loan losses	(2,783)	(23,727)
	$4,781	$45,484

Acquired Loans

Acquired loans from the Company’s third-party lenders are initially recorded as of the acquisition date at fair value. At the date of purchase, the undiscounted contractual cash flows of the acquired loan portfolio totaled $319.9 million and the undiscounted expected cash flows totaled $51.5 million. The Company recorded the discounted cash flows of $50.0 million as the carrying value of the acquired loans as of the acquisition date as outlined in Note 3.  After collections and accretion of $41.9 million, the remaining carrying value of the acquired loan balance as of June 30, 2012 is $8.1 million.

Loans purchased with evidence of credit deterioration since origination for which it is probable that all contractually required payments will not be collected are accounted for under ASC 310-30, Receivables-Loans and Debt Securities Acquired with Deteriorated Credit Quality. Under ASC 310-30, the excess of the expected cash flows at acquisition over the recorded investment is considered to be the accretable yield and is recognized as fee income over the life of the loan or pool.  The excess of the contractual cash flows over the expected cash flows is considered to be the nonaccretable difference.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012, AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 6 – Consumer Loans Receivable (continued)

Acquired Loans (continued)

Subsequent to the acquisition date, any increases in cash flow over those expected at the purchase date in excess of the fair value that are significant and probable are recorded as an adjustment to the accretable difference on a prospective basis.  Any subsequent decreases in cash flow over those expected at the purchase date that are significant and probable are recognized by recording an allowance for loan losses.  As of June 30, 2012, there have been no changes in expected cash flows of the acquired loans since the date of purchase.

The following table presents an analysis of the aging of consumer loans receivable as at June 30, 2012.

	September 30	June 30
	2011	2012
		Restated
		Note 3
Consumer loans receivable
Current	$2,176	$37,466
1-30 days past due date	856	6,065
31-60 days past due date	531	4,644
61-90 days past due date	417	4,507
Greater than 90 days past due date	3,584	8,416
Allowance for consumer loan losses	(2,783)	(23,727)
Consumer loans receivable	4,781	37,371
Acquired loan portfolio	-	8,113
	$4,781	$45,484

The Company provides short-term advances and other financial services to customers as an alternative to traditional banks.  The Company acts as a broker and a lender to facilitate short-term advances and to provide other financial services to income-earning consumers. The Company utilizes a variety of underwriting criteria, monitors collection activities, overall portfolio performance and maintains an allowance for losses on consumer loans receivables at a level estimated to be adequate to absorb credit losses.

The following table presents a summary of the activity related to the Company’s allowance for consumer loan losses.

	September 30	June 30
	2011	2012
		Restated
		Note 3
Balance, beginning of period	$511	$2,783
Provisions made for loan losses	2,559	21,570
Recoveries	-	70
Charge-offs	(287)	(755)
Effect of foreign exchange translation	-	59
Balance, end of period	$2,783	$23,727

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012, AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 7 – Other Receivables and Other Income

(a)	Other Receivables

	September 30	June 30
	2011	2012
	Restated	Restated
	Note 3	Note 3
Due from investee corporations	$61	$72
Due from vendors	11,143	16,126
Other	2,052	7,050
	$13,256	$23,248

Long term portion:
Other	681	520
	$12,575	$22,728

Due from Vendors

Due from vendors includes $16,126 (September 30, 2011 - $11,143) of short term receivables from our vendors, with which we have agency arrangements, that provide bank accounts, debit and prepaid mastercard and insurance products that have occurred in the normal course of business. Included in this amount is a due from DirectCash Payments Inc. in the amount of $14,625 (September 30, 2011 - $10,091). Subsequent to quarter end, the Company received $5,600 of this outstanding amount.

Other

Amounts included in Other are amounts due from the third-party administrator of the British Columbia class action settlement funds, amounts from the sale of a business and amounts due in the normal course of business.

(b)	Other Income

	Three Months Ended		Nine Months Ended
	June 30	June 30	June 30	June 30
	2011	2012	2011	2012
		Restated		Restated
		Note 3		Note 3
Agency fee income	$13,607	$9,643	$34,501	$30,989
Other income	1,378	2,811	5,150	5,965
	$14,985	$12,454	$39,651	$36,954

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012, AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 8 – Branch Closure Costs

The Company closed 40 branches in the quarter ended June 30, 2012. The expenses related to branch closures include any lease cancellation costs, severance payments and miscellaneous costs. In the current quarter, the Company recorded $769 related to lease buy-out costs and associated rent, $69 in severance costs, and $70 in miscellaneous costs.

Note 9 – Impairment of Property and Equipment

During the previous quarter ended, with better clarity regarding regulations and its market impact, the Company, reassessed its locations and distributions of branches in its network. The Company has recorded an impairment of property and equipment in the amount of $nil for the three months ended June 30, 2012 and $3.0 million for the nine months ended June 30, 2012. The Company determined that the carrying amount of these assets exceeds their recoverable amount and as such has recorded the impairment to reduce their carrying value to fair value.

Note 10 – Intangible Assets

The following table reflects the components of intangible assets:

		June 30 2012
		Restated - Note 3
		Accumulated	Net Book
	Cost	Amortization	Value

Customer contracts, relationships, lists and other	$3,236	$1,498	$1,738
Favorable supplier relationships	14,220	710	13,510
Non-compete agreements	16,035	1,324	14,711
Computer software	6,955	2,326	4,629
Brand name	5,300	-	5,300
	$45,746	$5,858	$39,888

		September 30
		2011
		Accumulated	Net Book
	Cost	Amortization	Value

Customer contracts, relationships, lists and other	$962	$917	$45
Favorable supplier relationships	-	-	-
Non-compete agreements	507	249	258
Computer software	6,717	1,742	4,975
Brand name	5,300	-	5,300
	$13,486	$2,908	$10,578

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012, AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 11 – Accrued Liabilities

	September 30	June 30
	2011	2012
	Restated	Restated
	Note 3	Note 3
Class action settlements - Note 12 (a), (b), and (c)	$10,733	$11,259
Accrued salaries and benefits	2,808	4,243
Amounts due to third party lenders	8,487	11,614
Interest accrued on long-term debt - Note 14	-	6,365
Other accruals	5,714	10,428
	$27,742	$43,909

The amounts due to third-party lenders reflects funds made available by lenders but not yet advanced to customers, any liability under the lending agreement, including any un-paid retention payments, as well as loan repayments and interest amounts collected from customers. Amounts due to third-party lenders are non-interest bearing, unsecured and have no specified repayment terms.

Note 12 – Class Action Settlements

(a)	British Columbia (restated – Note 3)

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants, The Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada (the “Code”). On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of the Company’s customers’ third-party lenders added to the claim. On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against The Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005. Collectively, the above actions are referred to as the “British Columbia Related Actions”.

On May 12, 2009, the Company settled the British Columbia Related Actions in principle and on February 28, 2010 the settlement was approved by the Court. Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount including legal expenses of $18,800, consisting of $9,400 in cash and $9,400 in credit vouchers. The credit vouchers can be used to pay existing outstanding brokerage fees and interest, to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced, or can be redeemed for cash from January 1, 2014 to June 30, 2014. The credit vouchers are not transferable and have no expiry date. After approved legal expenses of $6,438 were paid in March 2010, the balance of the settlement amount remaining to be disbursed was $12,362, consisting of $6,181 of cash and $6,181 of vouchers.

By September 30, 2010, the Company received approximately 6,300 individual claims representing total valid claims in excess of the settlement fund. As the valid claims exceed the balance of the remaining settlement fund, under the terms of the settlement agreement, the entire settlement fund of $12,362 will be disbursed to claimants on a pro-rata basis.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012, AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 12 – Class Action Settlements (continued)

(a)	British Columbia (restated – Note 3) (continued)

In arriving at the liability recorded at the balance sheet date, the voucher portion of the settlement fund of $6,181 has been discounted using a discount rate of 16.2%. During the three and nine months ended June 30, 2012, the Company recorded accretion expense of $181 and $526 respectively (three and nine months ended June 20, 2011 - $157 and $453) in interest expense. The total liability related to the settlement at June 30, 2012 is $11,113 (September 30, 2011 - $10,587).

(b)	Alberta

The Company has been served in prior fiscal periods with a Statement of Claim issued in Alberta alleging that we are in breach of s. 347 of the Code (the interest rate provision) and certain provincial consumer protection statutes.

On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, as well as certain of our customers’ third-party lenders, directors and officers added to the claim.

The Company has agreed to a motion to certify the class proceeding if the third party lenders, officers and directors are removed as defendants. Class counsel has agreed to the Company’s proposal. Consequently, the certification motion was granted in November of 2011.

The Company believes that it conducted its business in accordance with applicable laws and is defending the action vigorously. As at June 30, 2012, a total of $100 (September 30, 2011 - $100) has been accrued related to this matter. However, the likelihood of loss, if any, is not determinable at this time.

(c)	Manitoba

On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench by Scott Meeking against The Cash Store Financial and Instaloans Inc. proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who elect to claim in Manitoba and who obtained a payday loan from The Cash Store Financial or Instaloans Inc. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Code.

The Company conducts business in accordance with applicable laws and is defending the action vigorously. Further it will be maintained that most of the proposed class members are bound by the judgment in the settlement of the Ontario class action in 2008, as approved by the Ontario Superior Court of Justice and that accordingly the action should be dismissed. However, the likelihood of loss, if any, is not determinable at this time.

Note 13 – Income Taxes (restated)

The effective income tax rate as a percentage of income (loss) before income taxes was 19.4% and 34.6% for the three months ended June 30, 2012 and 2011, respectively. For the nine months ended June 30, 2012 and 2011, the effective income tax rate as a percentage of income (loss) before income taxes was 23.1% and 35.4% respectively.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012, AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 13 – Income Taxes (restated) (continued)

The effective tax rate differs from the Company’s statutory tax rate primarily due to a valuation allowance which has been recorded against losses generated in the United Kingdom during the current period.

As at June 30, 2012, the Company has a tax loss carry forward in the amount of $7,099 (September 30, 2011 - $689).

The Company’s tax positions for 2008 to present in Canada remain subject to examination by tax authorities. The Company’s tax position for the current fiscal year in the United Kingdom remains subject to examination by tax authorities.

Note 14 – Long Term Debt

	September 30	June 30
	2011	2012
11.5% senior secured notes	$-	$125,771
Corporate head office lease	-	11,810
	$-	$137,581

(a)	11.5% senior secured notes

On January 31, 2012, the Company issued, through a private placement in Canada and the U.S., $132.5 million of 11.5% Senior Secured Notes due 2017 (the “Notes”).  The Notes mature on January 31, 2017 and bear interest on the aggregate principal amount from the date of issue at 11.5% per annum payable on a semi-annual basis in equal installments on January 31 and July 31 of each year, commencing in July of 2012. The notes were issued at a price of 94.608%. The Company used the proceeds of the Notes to purchase the loans receivable and related assets from our third-party lenders who previously lent to the Company’s customers in the regulated provinces as outlined in Notes 4 and 6 above.

The Notes are guaranteed, jointly and severally, on a senior secured basis, by each of our existing and future restricted subsidiaries that guarantee our indebtedness or indebtedness of any subsidiary guarantor under any carve-out for credit facility. The Notes are secured on a second-priority basis by liens on all of the Company’s and its restricted subsidiaries’ existing and future property subject to specified permitted liens and exceptions. Any future credit facility as well as certain other future debt will be secured by a first-priority lien on this collateral.

The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after July 31, 2014 at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, to, but excluding, the redemption date if redeemed during the periods set forth below.

For the period below	Percentage
On or after July 31, 2014	103.084%
On or after January 31, 2015	102.091%
On or after July 31, 2015	101.127%
On or after January 31, 2016	101.194%
On or after July 31, 2016	100.000%

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012, AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 14 – Long Term Debt (continued)

Prior to July 31, 2014, the Company is entitled at its option on one or more occasions to redeem up to 35% of the aggregate principal amount of the Notes originally issued under a trust indenture (the “Trust Indenture”) at a redemption price of 111.5% of the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date if:

—	such redemption is made with the proceeds of one or more Equity Offerings as defined in the Trust Indenture;
—	at least 65% of the aggregate principal amount of the Notes (including Additional Notes) originally issued under the Trust Indenture remain outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company or any of its subsidiaries); and
—	the redemption occurs within 90 days of such Equity Offering.

If a change in control occurs, the holders of the Notes will have the right to require the Company to purchase all or a portion of the Notes, at a purchase price in cash equal to 101% of the principal amount of the Notes offered for repurchase plus accrued interest to the date of purchase.

(b) Corporate head office lease

The Company has entered into a lease for a new corporate head office as a lessee. The Company has determined that it is considered the owner of this asset during the construction period. As at June 30, 2012, $13,495 has been capitalized in property and equipment, of which $11,810 (net of $1,685 of leasehold improvements) has been included in long term debt. This amount is based on the total project costs incurred to date related to the construction.

Note 15 – Share Capital

(a)	Issued share capital

	September 30		June 30
	2011		2012
	Number of Shares	Amount	Number of Shares	Amount
Authorized:
Unlimited common shares with no par value

Issued:

Balance, beginning of period	17,085,727	$43,468	17,419,214	$46,149
Transfer from contributed surplus for stock options exercised	-	572	-	41
Options exercised	183,487	939	16,666	67
Warrants exercised	150,000	1,170	-	-
Balance, end of period	17,419,214	$46,149	17,435,880	$46,257

On January 9, 2012, the Company filed with the Toronto Stock Exchange (“TSX”) a notice of its intention to make a normal course issuer bid for its common shares. The notice provides the Company with the ability to purchase on the TSX up to 1,092,504 common shares, being approximately 10% of the public float of its common shares. For the three and nine months ended June 30, 2012, the Company did not purchase and subsequently cancel any common shares.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012, AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 15 – Share Capital (continued)

(b)	Options to Employees and Directors

The Company has an incentive stock option plan for certain employees, officers and directors. Options issued under the plan have vesting terms that vary depending on date granted and other factors. All stock options must be exercised over specified periods not to exceed five years from the date granted.

	September 30		June 30
	2011		2012
	Total Options for	Weighted Average	Total Options for	Weighted Average
	Shares	Price	Shares	Price
Outstanding, beginning of year	1,019,322	$8.07	979,168	$9.42
Granted	155,000	12.96	105,000	5.87
Exercised	(183,487)	5.12	(16,666)	3.93
Expired	(10,000)	5.52	-	-
Forfeited	(1,667)	8.80	(7,500)	8.80
Outstanding, end of year	979,168	9.42	1,060,002	9.16
Exercisable, end of year	505,832	$6.84	657,508	$8.09

At June 30, 2012, the range of exercise prices, the weighted average exercise price, and weighted average remaining contractual life are as follows:

	Number	Weighted Average	Weighted Average
Fiscal Year Granted	Outstanding	Remaining Term	Exercise Price	Number Exercisable
2008	223,600	5 mos.	$3.84	223,600
2009	169,733	21 mos.	6.65	169,733
2010	406,669	31 mos.	12.53	264,175
2011	155,000	49 mos.	12.96	-
2012	105,000	79 mos.	5.87	-
	1,060,002	31 mos.	$9.16	657,508

The fair value of common share options is estimated at the grant date using the Black-Scholes option pricing model based on the following weighted average assumptions:

	September 30	June 30
	2011	2012
Risk free interest rate	1.6%	1.6%
Expected life (years)	3	7
Expected volatility	39.0%	53.8%
Expected dividends	3.7%	7.9%

The weighted average grant-date fair value of options granted was estimated at $1.40 (September 30, 2011 - $2.72) per option.

The Company is authorized to issue an additional 1,851,501 equity share options under its existing stock option plan.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012, AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 15 – Share Capital (continued)

(b)	Options to Employees and Directors (continued)

A summary of the status of the Company's nonvested share options as of June 30, 2012, and the changes during the twelve months ended September 30, 2011, is presented below:

	September 30		June 30
	2011		2012
	Total Options	Weighted	Total Options	Weighted
	for Shares	Average Price	for Shares	Average Price
Nonvested, beginning of period	697,678	$9.48	473,336	$12.17
Granted	155,000	12.96	105,000	5.87
Vested	(377,675)	7.53	(173,342)	11.35
Forfeited	(1,667)	8.80	(2,500)	8.80
Nonvested, end of period	473,336	$12.17	402,494	$10.91

The total intrinsic value of options exercised during the nine months ended June 30, 2012, was $46 (September 30, 2011 - $1,593). The total fair value of options that vested during the nine months ended June 30, 2012, was $579 (September 30, 2011 - $1,053).

As at June 30, 2012, and September 30, 2011, the aggregate intrinsic value of options outstanding was $590 and $1,610, respectively, while the aggregate intrinsic value of the options that are currently exercisable was $560 and $1,521, respectively.

As at June 30, 2012, there was $685 of total unrecognized compensation costs related to non-vested stock options. The Company expects to recognize this expense over a weighted average period of 1.9 years.

For the three months ended June 30, 2012, the total cash received for stock options exercised totaled $67 ($939 for the twelve months ended September 30, 2011).

Note 16 – Per Share Amounts

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income attributable to common shares equaled diluted income attributable to common shares for all periods presented.

	Three Months Ended		Nine Months Ended
	June 30	June 30	June 30	June 30
	2011	2012	2011	2012
Basic total weighted average common shares outstanding	17,338,749	17,430,880	17,207,307	17,426,276
Effect of dilutive securities
Share option awards	314,098	-	360,018	-
Warrants	24,616	-	63,088	-
Diluted total weighted average common shares outstanding	17,677,463	17,430,880	17,630,413	17,426,276

For the nine months ended June 30, 2012, there were 840,554 stock options which were anti-dilutive and therefore were not considered in computing diluted earnings per share.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012, AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 17 – Contingencies

(a)	Third-Party Lenders

In addition to direct lending, the Company acts as a broker on behalf of consumers seeking short term advances. The funding of the advances is provided directly to the customers by third party lenders. The Company has entered into written business arrangements with a number of third party lenders that are prepared to consider lending to customers. Pursuant to these agreements, services related to the collection of documents and information as well as loan collection services are provided to the third party lenders. The agreements also provide that the third party lenders are responsible for losses suffered as a result of uncollectible loans provided the required duties under the terms of the agreements have been properly performed by the Company. In the event the duties are not properly performed and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. The Company’s contingent risk is the balance of the third-party lender’s loan portfolio which totalled $10,631 as at June 30, 2012 (September 30, 2011 - $104,112).

To date, no claims have been made by the third party lenders and no payments have been made or accrued by the Company pursuant to this clause in the agreements. Risk is managed through compliance with the loan limits, procedures and selection criteria established by the lenders.

(b)	British Columbia Compliance Order

On March 23, 2012, the Company was issued a compliance order (the “Order”) and administrative penalty from Consumer Protection BC. The Order directs the Company to refund to all borrowers with loan agreements negotiated with the Company or its subsidiaries between November 1, 2009 and the date of the order, the amount of any issuance fee charged, required or accepted for or in relation to the issuance of a cash card. The Order also directed the Company to pay an administrative penalty of $25 in addition to costs. The Company has agreed to abide by the Order. On November 30, 2012, Consumer protection BC issued a supplementary compliance order directing that unclaimed refund amounts to a maximum of $1.1 million be deposited into a consumer protection fund. The company is appealing the supplementary compliance order. The estimated exposure with respect to this order is between $248 and $1.1 million including penalties, legal costs and additional costs. The Company has accrued $248 related to the Order.

Note 18 – Related Party and Other Transactions

(a) The Cash Store Australia Holdings Inc.

The Company has a services agreement with AUC to provide ongoing services such as financial and accounting support, administrative services, and the use of the Company’s information technology and telecommunication systems. Included in selling, general, and administrative expenses for the three and nine months ended June 30, 2012 are recoveries of $95 and $284 (2011 - $90 and $270) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount. At June 30, 2012 the Company had a $57 (September 30, 2011 - $16) receivable from AUC. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012, AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 18 – Related Party and Other Transactions (continued)

(b) RTF Financial Holdings Inc.

The Company has a services agreement with RTF to provide ongoing services such as financial and accounting support and contracts administrative services. Included in selling, general, and administrative expenses for the three and nine months ended June 30, 2012 are recoveries of $30 and $140 (2011 - $60 and $180) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount. At June 30, 2012 the Company had a $47 (September 30, 2011 - $45) receivable from RTF. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment.

(c) Third-party Lenders (restated)

(i)	A privately held entity that raises capital and provides advances to the Company’s customers (third-party lender) is controlled by the father of Cameron Schiffner, the Senior Vice President of Operations of the Company. In addition, Cameron Schiffner’s brother was a member of management of AUC and is a member of management of the third-party lender. The Company’s relationship with the third-party lender predates Cameron Schiffner’s employment with the Company. Included in retention payments are $263 and $3,990 for the three and nine months ended June 30, 2012 (three and nine months ended June 30, 2011 - $2,712 and $9,090) of amounts paid or payable directly to this third-party lender. As at June 30, 2012, included in accrued liabilities is $4,766 (September 30, 2011 - $2,281) due to this third-party lender. The Company’s contingent risk in this third-party lender’s loan portfolio totalled $3,221 as at June 30, 2012 (September 30, 2011 - $44,967).

As part of the acquisition of the short-term advances portfolio on January 31, 2012 as described in Note 4, $45,520 of the total purchase consideration was paid to this third-party lender, of which $14,407 is an estimate of this third-party lender’s proportionate share of the expense to settle pre-existing relationships, which was approximated based on the proportion of the consideration paid to each third-party lender. The acquisition agreement was signed on behalf of the third-party lender by Cameron Schiffner’s brother.

(ii)	An immediate family member of Michael Shaw, a Director of the Company, advanced funds to a privately held syndicate that raised capital and provided loans to the Company’s customers (third-party lender) and acted as a third-party lender prior to the acquisition of the consumer loans portfolio on January 31, 2012. The Company’s relationship with the third-party lender predates Michael Shaw’s directorship with the Company. Bruce Hull, who is a director of AUC, also advanced funds to this third-party lender. There have been no transactions between the Company and this third-party lender subsequent to January 31, 2012. Included in retention payments are $nil and $1,377 for the three and nine months ended June 30, 2012 (three and nine months ended June 30, 2011 - $1,237 and $3,768) of amounts paid or payable directly to this third-party lender. As at June 30, 2012, included in accrued liabilities is $nil (September 30, 2011 - $1,257) due to this third-party lender. The Company’s contingent risk in this third-party lender’s loan portfolio totalled $nil as at June 30, 2012 (September 30, 2011 - $19,166).

As part of the acquisition of the short-term advances portfolio on January 31, 2012 as described in Note 4, $23,944 of the total purchase consideration was paid to this third-party lender of which $12,885 was settled by the issuance of the Notes. $7,578 is an estimate of this third-party lender’s proportionate share in the expense to settle pre-existing relationships which was approximated based on the proportion of the consideration paid to each third-party lender.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012, AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 18 – Related Party and Other Transactions (continued)

(c) Third-party Lenders (restated) (continued)

(iii)	A privately held entity that began acting as a third-party lender after January 31, 2012 is controlled by Bruce Hull. Included in retention payments are $15 and $20 for the three and nine months ended June 30, 2012 (three and nine months ended June 30, 2011 - $nil and $nil) of amounts paid or payable directly to this third-party lender. As at June 30, 2012, included in accrued liabilities is $174 (September 30, 2011 - $nil) due to this third-party lender. The Company’s contingent risk in this third-party lender’s loan portfolio totalled $145 as at June 30, 2012 (September 30, 2011 - $nil).

Note 19 – Financial Instruments

(a) Classification of Financial Instruments

The Company has made the following classifications: cash as held-for-trading, other receivables and consumer loans receivable as loans and receivables, and accounts payable and accrued liabilities and obligations under capital leases as other financial liabilities.

(b) Fair Values

The fair values of financial instruments are determined with respect to the hierarchy that prioritizes the input to fair value measurement. In the absence of an active market, the Company determines fair value by using valuation techniques that refer to observable market data or estimated market prices. Fair values are inherently judgmental, thus the estimated fair values do not necessarily reflect amounts that would be received or paid in case of immediate settlement of these instruments. The use of different estimations, methodologies and assumptions could have a material effect on the estimated fair value amounts. The carrying value of other receivables, consumer loans receivable net, accounts payable and accrued liabilities approximate their fair values (Level 2 measurements) due to the relatively short-term nature of these balances. The fair value of obligations under capital leases and long term debt are determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using a rate which takes into account the Company’s spread for credit risk for similar terms and types of arrangements. Based on estimates, the fair values (a Level 2 measurement) of the Company’s obligation under capital lease and long term debt as at June 30, 2012 and 2011 are not significantly different than their carrying value.

The fair value hierarchy establishes these levels to classify the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy based on the reliability of inputs are as follows:

—	Level 1 – inputs are unadjusted quoted prices of identical instruments in active markets.
—	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
—	Level 3 – inputs used in a valuation technique are not based on observable market data in determining fair values of these instruments.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012, AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 19 – Financial Instruments (continued)

(b) Fair Values (continued)

The Company has segregated all financial assets and liabilities that are measured at fair value into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date. Cash is the only financial instruments valued using Level 1 inputs (quoted market prices). There were no financial instruments categorized in Level 2 (valuation techniques using observable market inputs) and Level 3 (valuation techniques using non-observable market inputs) as at June 30, 2012.

Note 20 – Subsequent Events

(a)	Dividends Declared

On August 10, 2012, the Company declared a quarterly dividend of $0.06 per common share.  The dividend is payable on September 7, 2012 to shareholders of records on August 24, 2012.

(b)	Litigation and Claims

(i)	British Columbia

On September 11, 2012, an action under the British Columbia Class Proceedings Act was commenced in the Supreme Court of British Columbia by Roberta Stewart against the Cash Store Financial and Instaloans Inc. claiming on behalf of the plaintiff and class members who, on or after November 1, 2009 borrowed a loan from the Company, and that the Company charged, required or accepted an amount that is in excess of 23% amount loaned of the principal which is contrary to s. 17(1) of the Payday Loans Regulation and s. 112.02(2) of the Business Practices Consumer Protection Act (“BPCPA”) and charged, required or accepted an amount in relation to each cash card issued to a class member which is contrary to s. 112.04(1)(f) of the BPCPA; made the provision of each payday loan contingent on class members purchasing a cash card and services related thereto, contrary to s. 19(1) of the Payday Loans Regulation and s. 112.08(1)(m) of the BPCPA; and discounted the amount in the payday loan agreement to be the loan amount borrowed, by deducting and withholding from the loan advance an amount representing a portion of the total costs of credit, contrary to s.112.08(1)(e) of the BPCPA.

The class members, in an order pursuant to s. 112.10(2) and s. 172(3)(a) of the BPCPA are seeking that the Company refund all monies paid in excess of the loan principal of each payday loan, including the cash card fee amounts, the loan fees, and any other fees or changes collected by the Company in relation to the payday loan, damages and interest pursuant to the Court Order Interest Act at the rate of 30% compounded annually, as set out in the payday loan agreements or such other rate as the Court considers appropriate.

The Company believes that it has conducted its business in accordance with applicable laws and is defending the action vigorously. The likelihood of loss, if any, is not determinable at this time.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012, AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 20 – Subsequent Events (continued)

(b) Litigation and Claims (continued)

(ii)	Alberta

On September 18, 2012, an action under the Alberta Class Proceedings Act was commenced in the Alberta Court of Queen’s Bench by Kostas Efthimiou against the Cash Store Financial and Instaloans Inc. on behalf of all persons who, on or after March 1, 2010, borrowed a loan from the Company that met the definition of a “payday loan” proposing that the Company has violated s. 11 and 12 of the Payday Loan Regulations in that all amounts charged to and collected from the plaintiff and class members by the Company in relation to the payday loans advanced in excess of the loan principal are unlawful charges under the Payday Loan Regulation and therefore seek restitution of damages for unlawful charges paid by the plaintiff and class members, repayment of unlawful charges paid by the plaintiff and class members, damages, interest on all amounts found to be owing and any such associated legal costs.

The Company believes that it has conducted business in accordance with applicable laws and will defend the action vigorously. The likelihood of loss, if any, is not determinable at this time.

(iii)	Saskatchewan

On October 9, 2012, an action under the Saskatchewan Class Actions Act was commenced in the Saskatchewan Court of Queen’s Bench by John Ironbow against the Cash Store Financial and Instaloans Inc. on behalf of all persons who, on or after January 1, 2012, borrowed a loan from the Company that met the definition of a “payday loan” proposing that the Company has violated s. 11 and 12 of the Payday Loan Regulations in that all amounts charged to and collected from the plaintiff and class members by the Company in relation to the payday loans advanced in excess of the loan principal are unlawful charges under the Payday Loan Regulation and therefore seek restitution of damages for unlawful charges paid by the plaintiff and class members, repayment of unlawful charges paid by the plaintiff and class members, damages, interest on all amounts found to be owing and any such associated legal costs.

The Company believes that it has conducted business in accordance with applicable laws and will defend the action vigorously. The likelihood of loss, if any, is not determinable at this time.

(iv)	Manitoba

On November 1, 2012, an action was commenced in Manitoba under The Class Proceedings Act by Sheri Rehill against The Cash Store Financial Services Inc., The Cash Store Inc., Instaloans Inc. and other defendants, on behalf of all persons who, on or after October 18, 2010, borrowed a loan from the Company in Manitoba where that loan met the definition of a “payday loan” as defined by the Payday Loans Act, S.S. 2007, c. P-4.3. The action alleges that the Company charged amounts in excess of the maximum allowable limit on the total cost of credit permitted by the Consumer Protection Act, R.S.M. 1987, c. C-200, as am., and the Payday Loan Regulation, Man. Reg. 99/2007, as am. The plaintiff pleads for restitution and repayment of all amounts paid by borrowers as a cost of credit for their payday loans, damages for an alleged conspiracy, and interest on all amounts alleged to be owing.

The Company believes that it has conducted business in accordance with applicable laws and will defend the action vigorously. The likelihood of loss, if any, is not determinable at this time.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012, AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 20 – Subsequent Events (continued)

(b) Litigation and Claims (continued)

(v)	Ontario

On August 1, 2012, an action under the Ontario Class Proceedings Act was commenced in the Ontario Supreme Court of Justice by Timothy Yeoman against the Cash Store Financial and Instaloans Inc. claiming on behalf of the plaintiff and class members who entered into payday loan transactions with the Company in Ontario between September 1, 2011 and the date of judgment, that the Company operated an unlawful business model as the Company did not provide borrowers with the option to take their payday loan in an immediate liquid form and thereby misrepresenting the total cost of borrowing as the cost of additional services and devices should have been included.

The class members plead entitlement to damages and costs of investigation and prosecution pursuant to s. 36 of the Competition Act inclusive of the fees, interest and other amounts that the Company charged to the class members.

The Company believes that it has conducted business in accordance with applicable laws and is defending the action vigorously. The likelihood of loss, if any, is not determinable at this time.

(vi)	New York

On May 20, 2013, Globis Capital Partners, L.P. filed a civil claim against the Company and Gordon J. Reykdal, our Chief Executive Officer, in the United States District Court of the Southern District of New York for alleged violations of Sections 10(a) and 20(a) of the Securities Exchange Act of 1934 claiming unspecified damages. The likelihood of loss, if any, is not determinable at this time.

(c) Special Investigation (restated)

The Company’s Audit Committee was made aware of written communications that contained questions about the acquisition of the consumer loan portfolio from third-party lenders in late January 2012 (the “Transaction”) and included allegations regarding the existence of undisclosed related party transactions in connection with the Transaction. In response to this allegation, legal counsel to a special committee of independent directors of the Company (the “Special Committee”) retained an independent accounting firm to conduct a special investigation.  The investigation followed a review conducted by the Company’s internal auditor under the direction of the Audit Committee of the Board, and the restatement by the Company in December 2012 of its unaudited interim quarterly financial statements and MD&A for periods ended March 31, 2012 and June 30, 2012.

The investigation covered the period from December 1, 2010 to January 15, 2013 and was carried out over four months.  It involved interviews of current and former officers, directors, employees and advisors of the Company and a review of relevant documents and agreements as well as electronically stored information obtained from Company computers and those of employees, former employees and directors most likely to have information relevant to the investigation.

On May 13, 2013, the Special Committee reported its findings on the allegations to the Board of Directors and, consistent with the recommendation made to the Board of Directors by the Special Committee, the Board has determined that no further corrections or restatements of previously reported financial statements and other public disclosures are required related to the Transaction.

NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2012, AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 21 – Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

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